Notes to Financial Statement
Ally Securities LLC (A Wholly Owned Subsidiary of Ally Financial Inc.)

1.   Organization and Description of Business

Ally Securities LLC (the "Company"), a limited liability company under the laws of the State of Delaware and a member of the Financial Industry Regulatory Authority ("FINRA"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Ally Financial Inc. ("Ally").

The Company is involved with the reinsurance activities of affiliated entities and related private placements of securities of non-U.S. domiciled non-affiliated reinsurance companies to owners of automobile dealerships. The Company does not earn revenue from these transactions nor does the Company maintain custody of such securities or customer funds.

The Company has transactions and relationships with Ally and its consolidated subsidiaries. As a result of these arrangements, the Company's financial statements are not necessarily indicative of what the financial condition and accumulated deficit would have been if the Company had not been operating under these affiliate arrangements.

As defined in Rule 15c3-3, paragraph (k)(2)(i), a broker or dealer which carries no margin accounts, promptly transmits customer funds and securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for customers, does not otherwise owe money or securities to customers, and executes all financial transactions between the broker or dealer and its customers through one or more bank accounts is exempt from the provisions of this rule. As the Company's activities are limited to those described above, the Company is exempt from the provisions of Rule 15c3-3.

2.   Significant Accounting Policies

Basis of presentation

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates and assumptions

In order to prepare the financial statement in accordance with GAAP, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant, including the estimate of legal and regulatory liabilities, are discussed in the *Legal and regulatory liabilities* section below. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Receivable from and payable to affiliates.

These amounts represent unsettled balances related to certain transactions with affiliates. See Note 3 for more information.

Legal and regulatory liabilities

Liabilities for legal and regulatory matters are established when those matters present loss contingencies that are both probable and estimable. In cases where we have an accrual for losses, it is our policy to include an estimate for probable and estimable legal expenses related to the case. If, at the time of evaluation, the loss contingency related to a legal or regulatory matter is not both probable and estimable, we do not establish an accrued liability. We continue to monitor legal and regulatory matters for further developments that could affect the requirement to establish a liability or that may impact the amount of a previously established liability. There may be exposure to loss in excess of any amounts recognized. For certain other matters where the risk of loss is determined to be reasonably possible, estimable, and material to the financial statement, disclosure regarding details of the matter and an estimated range of loss is required. The estimated range of possible loss may not represent our maximum loss exposure. Financial statement disclosure is also required for matters that are deemed probable or reasonably possible, material to the financial statement, but for which an estimated range of loss is not possible to determine. While we believe our legal and regulatory liabilities are adequate, the outcome of legal and regulatory proceedings is extremely difficult to predict and we may settle claims or be subject to judgments for amounts that differ from our estimates.

Income Taxes

Ally and its subsidiaries are taxable entities predominately subject to income taxes in the United States. The Company joins Ally and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of the Agreement for the Allocation of United States Federal Income Taxes ("Tax Agreement") between the Company and Ally. Under the Tax Agreement, the Company's tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, Ally an amount, which may be adjusted, if Ally's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. State taxes are recorded as if the Company files on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their corresponding tax basis. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The monetary effect that any change in tax rates has on deferred tax assets and/or liabilities is recognized in the statement of operations in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company determines that it is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

Notes to Financial Statement

Ally Securities LLC (A Wholly Owned Subsidiary of Ally Financial Inc.)

3. Related Party Transactions

Ally and Ally Insurance provide the Company administrative services, including equipment rental, data processing, maintenance, personnel, and other corporate services. An expense sharing agreement has been executed between the Company, Ally and Ally Insurance.

Receivable from affiliates as of December 31, 2015 of $16,251 primarily relates to unsettled funds associated with expenses incurred by the Company related to private placements.

Payable to affiliates as of December 31, 2015 of $74,721 primarily relates to unsettled funds associated with professional fees incurred by Ally on behalf of the Company.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. During the year ended December 31, 2015, the Company computed its net capital under the aggregate indebtedness standard which requires a minimum net capital requirement of the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the rate of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2015, the Company's net capital of $4,112,283, exceeded its required net capital by $3,369,853 and the Company's ratio of aggregate indebtedness to net capital was 2.71 to 1.

5. Income Taxes

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Year ended December 31, 2015

Deferred tax assets		
Tax loss carryforwards	$	100,902,165
Legal reserves		4,492,113
Gross deferred tax assets		105,394,278
Valuation allowance		(105,394,278)
Net deferred tax assets	$	—

As of December 31, 2015, a full valuation allowance continues to be recorded against the Company's deferred tax assets as it has been determined that it is more likely than not that such assets will not be realized.

As of December 31, 2015, the Company had federal and state net operating loss carryforwards of $248,271,104. These net operating loss carryforwards expire in the years 2029 through 2035.

There were no unrecognized tax benefits as of December 31, 2015.

6. Contingencies

The Company is and may become subject to potential liability under various proceedings, claims, and legal actions that are pending or otherwise asserted against it by governmental or other entities. Given the inherent difficulty of predicting the outcome of potential litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and when the matter would be resolved. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for any such claims. As of the date of this filing, there is no pending material litigation against the Company.

The Company may become involved from time to time in formal and informal reviews, investigations, examinations, proceedings, and information gathering requests, by federal and state government and self-regulatory agencies.

Such requests currently include subpoenas from the U.S. Department of Justice (DOJ) that include a broad request for documentation and other information relating to residential mortgage-backed securities issued by Residential Capital, LLC, a former subsidiary of Ally Financial Inc., and certain of its subsidiaries (ResCap RMBS). In connection with these requests, the DOJ is investigating potential fraud and other potential legal claims related to ResCap RMBS, including its investigation of potential claims under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. We are engaged in ongoing discussions with the DOJ with respect to legal and factual aspects of the DOJ's investigations.

7. Subsequent Events

The Company has evaluated for subsequent events through the date of issuance of the financial statements on February 24, 2016.